Exhibit 21.1

SUBSIDIARIES
Name	Jurisdiction
Rudolph Technologies Europe, B.V.	Netherlands
Rudolph Technologies Japan KK	Japan
Rudolph Technologies (Shanghai) Trading Co., Ltd.	China
Rudolph Technologies Germany GmbH	Germany
Azores Corp.	Delaware
Azores Asia Limited	Hong Kong
Stella Alliance, LLC	Massachusetts